

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 13, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, CT 06901

> **Re: The Lovesac Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2018**
> **File No. 333-224358**

Dear Mr. Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2018 letter.

Prospectus Summary, page 1

1.   We note your revision at the top of page 1 to state that your reverse stock split will occur immediately prior to the effectiveness of this registration statement. If the reverse stock split will occur prior to the effective date of the registration statement, please tell us how you considered the guidance in SAB Topic 4:C. As part of your response, please tell us in more detail what you mean by immediately prior to the effectiveness of this registration statement.

Our Market

Emergence of Online Sales in the Furniture Industry, page 3

2.   We note your new disclosure here that, "According to eMarketer, a market research company that provides insights and trends related to digital marketing, media and commerce, retail ecommerce sales of furniture and home furnishings will grow from $50.3 billion in 2017 to $90.6 billion in 2021, representing a 15.8% compound annual growth rate." The referenced report appears to indicate that retail ecommerce sales of furniture and home furnishings will grow from $35.95 billion in 2017 to $62.36 billion in 2021. Please revise or advise.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products